Exhibit 99.1

Baijiayun Launches Cutting-edge Generative AI Large Language Model Product “Questwave”

BEIJING, August 31, 2023 /PRNewswire/ -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, today announced the launch of its state-of-the-art large language model (“LLM”) product “Questwave” for artificial intelligence generated content (“AIGC”) across a wide range of application scenarios.

Questwave is a powerful one-stop AIGC platform with a suite of applications that include LLM AI-driven customer service, formal document drafting, personal AI assistant, digital human interactive live streaming, and marketing content support. This initiative underscores Baijiayun’s commitment to driving technological innovation for global users and reflects its growth strategy to facilitate enterprise customers’ digital transformation leveraging AI and video technologies. Potential uses for Questwave span various sectors including smart cities, communities, education, the industrial sector, safety supervision, agriculture, and even petrol stations.

With a keen focus on data security, Questwave boasts a robust infrastructure integrating data security audit, backup, and restoration systems to visualize data monitoring and enhance privacy protection and confidentiality. Questwave incorporates numerous access portals to various customers’ AIGC platforms, and significantly reduces coding needs by streamlining intricate processes from application development and management to usage statistics collection, model management, and fee calculation. This acceleration in product launch not only saves time but also increases agility for prompt responses to evolving market demands. Furthermore, Questwave fosters knowledge sharing and collaboration within enterprises by facilitating the aggregation, management, and distribution of their knowledge database. This feature encourages interdepartmental collaboration, enabling enterprises to drive innovation and success by leveraging collective wisdom and expertise.

Questwave is bolstered by LLMs derived from foundation models and keen to comply with China’s information technology application innovation policy. The platform is engineered to interface with various hardware, software, and operating systems, assuring a seamless and secure integration process for businesses and governments of all scales. Moreover, Questwave offers the flexibility for customized private deployments, ensuring that the platform aligns precisely with each customer’s unique in-house requirements. This not only enhances user experiences, but also reduces additional maintenance costs.

Mr. Gangjiang Li, CEO and Chairman of Baijiayun, commented, “we are thrilled to take a significant leap forward in the AIGC sector with our meticulously crafted platform, Questwave. With its multifaceted capabilities, unwavering focus on data security, and dedication to compatibility and customization, Questwave is poised to reshape industries with enhanced efficiencies and lower costs. We also believe this new product will unlock new realms of potential for ourselves while we create value for shareholders.”

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” and “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media enquiries, please contact:

Ms. Feifei Shen

The Blueshirt Group

Phone: +86 134 6656 6136

Email: feifei@blueshirtgroup.com

Company Contact:

Mr. Yong Fang

CFO, Baijiayun Group Ltd

Phone: (267) 939 5080

Email: fangyong@baijiayun.com